Exhibit 5.1

March 13, 2017

Denny’s Corporation
203 East Main Street
Spartanburg, SC 29319

Ladies and Gentlemen:

As Assistant General Counsel of Denny’s Corporation (the “Company), I have participated with the Company in the preparation for filing with the Securities and Exchange Commission (the “Commission”), on or about March 13, 2017, of a Registration Statement on Form S-8 (the “Registration Statement”). The Registration Statement relates to $35,000,000 of deferred compensation plan obligations of the Company (the “Obligations”), which represent unsecured obligations of the Company to pay deferred compensation in accordance with the terms of the Denny’s, Inc. Deferred Compensation Plan (the “Plan”).

In rendering this opinion, I have examined and relied upon originals or copies, certified or otherwise, of all such corporate records, documents, agreements or other instruments of the Company, and have made such investigation of law and have discussed with the officers of the Company such questions of fact as I have deemed necessary or appropriate. In rendering this opinion, I have relied upon certificates and statements of officers and directors of the Company as to factual matters, and have assumed the authenticity of all documents submitted as copies.

This opinion is limited solely to the Delaware General Corporation Law, as applied by courts located in Delaware, the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting those laws.

Based upon the foregoing, I am of the opinion that, when the participants in the Plan have made elections, in accordance with the terms of the Plan, to participate in the Plan, the Obligations will be valid and binding obligations of the Company, enforceable in accordance with the terms of the Plan.

I hereby consent to the use of this opinion as Exhibit 5 to the above mentioned Registration Statement.

Sincerely,

/s/ J. Scott Melton
J. Scott Melton
Assistant General Counsel
Corporate Governance Officer and Secretary